CARIBBEAN EXPLORATIONS, INC.
7557 Rambler Road, Suite 742
Dallas, Texas 75231
Telephone: (214) 265-6545

February 21, 2005

John D. Reynolds, Assistant Director
Office of Emerging Growth Companies
United States Securities and Exchange Commission
Mail Stop 0511
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Caribbean Exploration, Inc.
  Registration Statement on Form 10-SB
  Filed December 1, 2004
  File No. 0-51061

Dear Mr. Reynolds:

        Caribbean Explorations, Inc. requests that the above-referenced registration statement on Form 10-SB relating to the registration of its common stock, no par value per share, be withdrawn effective immediately.

        If you have any questions relating to this matter, please do not hesitate to contact our legal counsel, Mary Ann Sapone, Esq. of Richardson & Patel LLP at 310-208-1182.

Very truly yours,
CARIBBEAN EXPLORATIONS, INC.
By:	/s/ STEVEN SANIT Steven Sanit